UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 11, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 11, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES THE APPOINTMENT OF VICE PRESIDENT: CORPORATE DEVELOPMENT

February 11, 2010 , Vancouver BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces a change to its management team with Dana Roets joining the Company as Vice President: Corporate Development.

Dana Roets is a qualified Mining Engineer and an alumnus of the University of Pretoria (1986), and also holds an MBA through the University of Cape Town (1995). He started his mining career at Gold Fields' St Helena Gold Mine in the Free State, and then spent two years as Manager Mining and General Manager at Oryx Gold Mine. He was Managing Director of Kloof Mines before spending four years as Managing Director of Gold Fields' Free State Mines and Vice President and Head of Operations at Beatrix Gold Mine. Subsequently, he spent a further three years as the Vice President: Technical Services and a year as Vice President and Head of Operations at Kloof Gold Mine.

President and CEO Ferdi Dippenaar said: "We welcome Dana to our management team and are looking forward to tapping into his wealth of mining expertise. We believe he will play a leading role in Great Basin Gold's future. Dana brings proven abilities to ensure production results through leadership, communication and motivational skills. His experience in the design and project management of large capital projects will prove equally valuable at this particular time, as we are progressing with two projects: the development of our Burnstone Mine in South Africa and the advancement of our Hollister Project in Nevada, USA."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.